Ex. 99.2

Secretary’s Certification
STATE OF ILLINOIS	)
) ss
COUNTY OF COOK	)

The undersigned, Rebecca A. Paulzine, being duly sworn hereby deposes and says:

That she is Secretary of PPM Funds (the “Trust”).

That at a Board meeting of the Trust held on November 10, 2020, the following resolutions were adopted:

Whereas, PPM Funds (the “Trust”) is registered with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and has established separate series of shares (the “Funds”).

Whereas, the Board of Trustees of the Trust (the “Board”) previously considered, evaluated, and approved fidelity bond coverage in the aggregate amount of seven hundred fifty thousand dollars ($750,000), whereby Jackson National Asset Management, LLC (“JNAM”), administrator to the Trust, agreed to pay the premium for such fidelity bond, and, therefore, the Board need not consider the amount of the premium for such bond.

Whereas, the Board has also considered and evaluated the need to renew the fidelity bond coverage for the Trust, effective February 15, 2021.

Whereas, the Board has given due consideration to the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 promulgated thereunder by the SEC, pertaining to fidelity bond coverage.

Now Therefore, be it

Resolved, that pursuant to the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 promulgated thereunder, and after having given due consideration to said requirements, including but not limited to the following: (i) the aggregate value of the assets to be held by the Funds of the Trust to which each officer of the Trust may, singly or jointly with others, have access, either directly or through authority to draw upon such funds or direct generally the disposition of such assets; (ii) the type and terms of the arrangements made for the custody and safekeeping of the assets of the Trust; (iii) the nature of the securities in the investment portfolios of the Funds of the Trust; (iv) the nature and method of conducting the operations of the Trust; and (v) the accounting procedures and contracts of the Trust, the Board hereby determines that a fidelity bond in the aggregate amount of seven hundred fifty thousand dollars ($750,000), computed in accordance with the Schedule outlined under Rule 17g-1(d)(1), is reasonable and adequate coverage to protect the Trust against larceny or embezzlement by any one or more of such officers; and

Further Resolved, that the Board approves the amount, type, form, and coverage of the insured bond, naming as the insured party the Trust, effective February 15, 2021, in the aggregate amount of seven hundred fifty thousand dollars ($750,000).

Further Resolved, that, in accordance with Rule 17g-1 under the 1940 Act, the officers of the Trust are hereby directed to make the filings and give the notices as may be required by paragraph (g) of that Rule; and

Further Resolved, that, that the Board, including a majority of Independent Trustees hereby approves the renewal of the fidelity bond coverage, as outlined above and in the information provided to the Board.

In Witness Whereof, I have executed this Certification this 24th day of February, 2021.

/s/ Rebecca A. Paulzine
Rebecca A. Paulzine

Subscribed before me this 24th day of February 2021

/s/ Skylar Moreland
Skylar Moreland
Cook County, IL
My Commission Expires: January 8, 2023